Exhibit 99.1

TuanChe Outlines Preliminary Plan for Its EV Business

BEIJING, Jan. 21, 2022 /PRNewswire/ -- TuanChe Limited ("TuanChe" or "the Company") (NASDAQ: TC), a leading integrated automotive marketplace in China, today revealed its preliminary plan for the new electric vehicle (EV) business.

"We seek to differentiate our EV models from other models on the market that are either luxurious or over-loaded with new technologies," said Mr. Wei Wen, the founder and CEO of TuanChe. "Our goal is to launch two EV models within three years, and our first milestone for the new business is to sell 100,000 vehicles." The estimated price for its first EV model will be between RMB100,000 and RMB200,000, according to Mr. Wen.

For the new EV business, TuanChe will assemble a core team of more than 100 experts, whose expertise covers all key areas from R&D and design to manufacturing. The Company will select partners with leading and mature technologies and complementary resources to enable them to quickly build up core capabilities necessary for success in the EV industry, including design, manufacturing, and sales and marketing.

"The EV business at TuanChe will have three segments," added Wen Wei. "The first segment will include responsibilities from EV design to manufacturing, which will be led by the core team. The second will be branding, marketing and sales, for which TuanChe can leverage its experience and advantages accumulated from its automotive marketing and transaction facilitating business. The third is customer community operation. Its network can also help TuanChe directly reach and serve its customers."

Wen Wei went on to explain why TuanChe chooses to enter this heated and competitive EV market at this point of time, "The market for renewable energy vehicles continues to boom in China, and there is still unmet consumer demand. We see huge growth potential and opportunities in the coming years. We believe there is still a two-year window for new players to jump on the EV bandwagon."

"TuanChe decided to enter the EV market after repeated discussions and careful feasibility studies. We are confident that we will be able to seize the opportunities and establish ourselves in the EV market by leveraging our own advantages, cooperating closely with our partners and learning the lessons from industry pioneers," said Wen Wei. "As a public company, we should be responsible for our shareholders, employees and customers."

"As the founder of TuanChe, I will personally be all-in for the new initiative, and regard it as my last entrepreneurial effort," said Wen Wei. "I am a new entrant to EV business, but I am good at identifying consumers' need and selecting suitable products for them with expertise from our 15-years-experience of auto sales."

TuanChe will leverage its extensive distribution network, sales capabilities and accumulated experience to support the new EV business. As a leading integrated automotive marketplace in China, TuanChe has established a nationwide offline sales network covering more than 230 cities, ranging from first-tier cities to remote small towns. The network will enable TuanChe to directly reach target customers and easily provide after-sales services.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans and development and business outlook, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

The Piacente Group, Inc.

Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com